UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES ACT OF 1934

For the Month of December 2004

Commission File Number: 000-32115

ENTERRA ENERGY TRUST
(as successor issuer to Enterra Energy Corp.)

(Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  x    Form 40-F___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___  No   x

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes___  No   x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___  No   x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Reportable Event

On September 29, 2004, Rocky Mountain Acquisition Corp. (“AcquisitionCo”), a subsidiary of Enterra Energy Trust, completed the acquisition of all of the issued and outstanding common shares of Rocky Mountain Energy Corp. ("Rocky").  The acquisition was completed by way of a plan of arrangement (the “Arrangement”). The transaction, including the assumption of Rocky debt, has been valued at approximately C$55 million.  As a result of this acquisition, Enterra has approximately 25 million trust units outstanding.

On September 28, 2004, at an annual and special meeting of shareholders, the shareholders of Rocky unanimously approved the Arrangement involving Rocky, AcquisitionCo, Enterra Energy Commercial Trust and the shareholders of Rocky. The Court of Queen's Bench of Alberta also approved the Arrangement on September 28, 2004.

On September 29, 2004, AcquisitionCo completed the acquisition of all of the issued and outstanding common shares Rocky pursuant to the Arrangement.  Immediately following closing of the Arrangment, Rocky and AcquisitionCo amalgamated effective September 29, 2004 and continued as Rocky Mountain Acquisition Corp.

Pursuant to the Arrangement, each shareholder of Rocky received for each share of Rocky held thereby, depending on the election of such holder, either C$6.10 in cash, 0.35078 of a trust unit of Enterra, or 0.35078 of an exchangeable share (each of which is exchangeable for a trust unit of Enterra subject to adjustment of the exchange ratio in accordance with the terms of the exchangeable shares).

Upon completion of the Arrangement, an aggregate of 1,946,576 Enterra trust units, 341,882 exchangeable shares and cash in the amount of C$7,233,746 were issued or paid to the former shareholders of Rocky.

Attached as exhibit 99.1 is the Business Acquisition Report for this transaction.  Attached as exhibit 99.2 is Appendix A to this report: Audited financial statements of Rocky Mountain Energy Corp. as at and for the twelve months ended January 31, 2004 and 2003.  Attached as exhibit 99.3 is Appendix B to this report: Interim financial statements of Rocky Mountain Energy Corp. as at and for the six months ended July 31, 2004.  Attached as exhibit 99.4 is Appendix C to this report: Pro forma financial statements of Enterra Energy Trust as at June 30, 2004 and for the six months then ended and for the year ended December 31, 2003.

Exhibit No.       Description

99.1    Business Acquisition Report

99.2    Appendix A - Audited financial statements of Rocky Mountain Energy Corp. as at and for the twelve months ended January 31, 2004 and 2003.

99.3    Appendix B - Interim financial statements of Rocky Mountain Energy Corp. as at and for the six months ended July 31, 2004.

99.4    Appendix C - Pro forma financial statements of Enterra Energy Trust as at June 30, 2004 and for the six months then ended and for the year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY TRUST
(Registrant)
By: Enterra Energy Corp.
Administrator of the Trust
By: /s/ Luc Chartrand
Luc Chartrand
President and Chief Executive Officer
Date: December 15, 2004